

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2016

Anthony Ridding
Chief Executive Officer
Unleashed Inc.
Rastislavova 12
949 01 Nitra, Slovakia

> **Re:** **Unleashed Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2016**
> **File No. 333-209429**

Dear Mr. Ridding:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Offering Summary

The Company, page 1

1. We note your disclosure on page 1 that you estimate that you will run out of capital "in the next twelve months" without additional capital and assuming revenues based on past performance during that period. Please revise this statement to provide in this section the disclosure provided on page 28 that based on your current burn rate, you will run out of funds by April 2016 without additional capital and assuming revenues based on past performance.

Risk Factors

"Because our auditor has issued a going concern opinion . . .", page 4

2. See the next to the last sentence. Please revise to clarify that the auditors' report is dated February 5, 2016 rather than March 15, 2016. Further, please clarify the report covers the period as of March 31, 2015 and for the period of inception, March 5, 2015, through March 31, 2015. Reference to December 2, 2014 (inception) to March 31, 2015 should be omitted here and throughout the filing, as this includes a period of time prior to your March 5, 2015 inception. For example, your MD&A discussion of audited results of operations that begins on page 30 should indicate the period of March 5, 2015, inception, to March 31, 2015, rather than December 2, 2014 to March 31, 2014. Please revise.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. We note your disclosure on pages 29 and 31 that "[i]f the maximum offering is sold, [you] should have sufficient cash to carry out [your] business plan until March 31, 2016." Please revise to clarify such disclosure. For example, we note your disclosure on page 29 that you expect to spend approximately $240,000 toward the initial implementation of your business plan over the course of your next full fiscal year.

Report of Independent Registered Public Accounting Firm, page F-1

4. We have reviewed your revisions made in response to prior comment 5. Please clarify the language in the opinion paragraph to state that "In our opinion…in all material respects, the financial position of Unleashed Inc. as of March 31, 2015 and the results of its operations and its cash flows for the period of inception, March 5, 2015, to March 31, 2015 in conformity with accounting principles…"

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Daniel H. Luciano